

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 24, 2016

Paul Tivnan
Chief Financial Officer
Ardmore Shipping Corporation
Cumberland House
1 Victoria Street, 5th Floor
Hamilton, HM11, Bermuda

> **Re: Ardmore Shipping Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 6, 2016**
> **File No. 001-36028**

Dear Mr. Tivnan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 50

1. We note that revenue for the year ended December 31, 2015 was $157.9 million, an increase of $90.6 million from $67.3 million for the year ended December 31, 2014. We also note that you attribute this increase to an increase in the average number of owned vessels to 19.69 from 12.1, improving market conditions, and an increase in earnings per day generated by vessels employed in the spot market. Given the significant change in this revenue amount, and that several factors are responsible for the increase, please revise to quantify the impact of each factor on the change in revenue. Also, for income statement expense line items such as general and administrative, please revise to discuss

and quantify the nature of the factors responsible for the change in expenses between periods.

Quantitative and Qualitative Disclosures about Market Risks, page 78

2. Your disclosures regarding market risk, as set forth in Note 11 to the financial statements, do not appear to comply with the requirements outlined in Part I, Item 11 of the Form 20-F instructions. Please revise your discussion of market risk in note 11 (specifically related to interest rate risk) so that it is presented in one of the formats outlined in Part I, Item 11(a) of Form 20-F.

Notes to Consolidated Financial Statements

16. Net earnings/(loss) per share, page F-25

3. We note from your disclosures in Note 18 that since 2013 you have issued stock appreciation rights to certain of your officers and directors. Please tell us and revise to disclose how these SARs are included in your diluted earnings per share computation. If they have not been included because the effect is anti-dilutive, please disclose the nature and amount of these securities in Note 16 in accordance with ASC 260-10-50-1(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure